Luis Rodolfo Capitanachi Dagdug, CFO                      David Gutierrez (investors, analysts, media)
011-52-55-5629-8866                                                   312-780-7204
luis.capitanachi@tmm.com.mx                                     dgutierrez@dresnerco.com

Mauricio Monterrubio, Investor Relations
011-52-55-5629-8866
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS 2021 SECOND QUARTER FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2021 Second Quarter Results Include:

o	Stockholders’ Equity of $2,121.2 million.
o	Financial Debt of 9.5 percent from Stockholders’ Equity.
o	Accumulated Financial expenses decreased 37.9 percent.
o	Consolidated revenues increased 8.8 percent.
o	Reactivation of cruises in Mexico began in June 2021.

Mexico City, July 28, 2021 – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican Maritime-management transportation and logistics Company, reported today its financial results for the second quarter of 2021.
José F. Serrano, Chairman of Grupo TMM, said, “Grupo TMM’s revenue and EBITDA continues to recover quarter by quarter and it will continue for the rest of the year, thanks to the efforts of our General Management and our collaborators to reinvent the Company.  We’ve leveraged our experience, cost optimization and customer diversification strategies, and implemented technological transformation, all of which will enable our recovery.
“Thanks to our experience and the trust of our customers, the Company was awarded new long-term contracts for its own vessels that will help increase revenues, operating margin and market share.  At the same time, Grupo TMM is prepared for the reactivation of cruise activities in national ports, mainly in the Mexican Caribbean, which began with its first calls in June 2021, thanks to the control of the COVID-19 pandemic.
“Management and shareholders have confirmed their confidence in the performance of the Company through the capitalization of liabilities, which also improves our debt profile.
“Grupo TMM is ready to capitalize on opportunities and challenges, materialize its projects, and make strategic alliances with world-renowned companies to continue to provide integrated transport, logistics, storage and distribution services, as well as seek sustainable growth and development.”
SECOND-QUARTER 2021 OPERATING AND FINANCIAL RESULTS
Consolidated revenue in the second quarter of 2021 was $300.7 million, compared to $276.4 million in the same period of the previous year.  Consolidated revenue for the first six months of 2021 was $569.0 million compared to $635.3 million for the same period of the previous year.  The Company continues its recovery trend quarter by quarter, thanks to its diversification and customer service strategy, and the gradual reactivation of the economy, as well as of the energy industry.
The consolidated operating result in the second quarter of 2021 resulted in a loss of $31.9 million, of which was $9.4 million in non-recurring operations, representing 29.5 percent.  The consolidated operating result in the first six months of 2021 resulted in a loss of $131.8 million, of which $58.6 million was from non-recurring operations, representing 44.5 percent, mainly due to the sale of the chemical tanker “Olmeca” during the first quarter of the year.
Maritime revenue in the second quarter 2021 was $206.9 million compared to $176.7 million in the same period of the previous year, mainly due to a greater number of stopovers in the bulk carrier segment and a greater number of jobs in the shipyard derived from the gradual recovery of the industry and the economy, partially offset by the decrease in volume transported in parcel tankers.  Maritime revenue in the first six months of the year was $382.9 million, compared to $382.3 million for the same period of the previous year.
Maritime operating income in the second quarter of 2021 was $16.8 million compared to $15.8 million in the same period of the previous year. During the first six months of 2021, Maritime operating income was $19.7 million. Maritime operating results continue to recover quarter by quarter, thanks to customer diversification and cost optimization strategies, as well as the gradual recovery of the industry.
Maritime EBITDA in the second quarter of 2021 was $20.9 million and EBITDA margin was 10.1 percent.  For the first six months 2021, Maritime EBITDA was $28.5 million and accumulated EBITDA margin was 7.4 percent.
Ports and Terminals revenues in the second quarter of 2021 was $63.0 million, practically at the same level as the $63.7 million of the same period of the previous year.  During the first six months of 2021, Ports and Terminals revenue was $126.2 million, which maintained the trend of the first quarter while still being affected by the prolonged impact of COVID-19 pandemic since March of last year with the total stoppage of cruise ships and then the resumption of activity in June 2021.
Ports and Terminals operations results in the quarter resulted in a loss of $2.2 million, compared to a loss of $11.9 million reported in the same period of the previous year.  During the first six months of 2021, the operating result of the Ports and Terminals registered a loss of $9.0 million.
Ports and Terminals EBITDA in the second quarter of 2021 was $7.0 million and EBITDA margin was 11.2 percent.  For the first six months 2021, Ports and Terminals EBITDA was $9.9 million and accumulated EBITDA margin was 7.9 percent.
Warehousing Services revenue was $30.8 million in the second quarter of 2021.  During the first six months of 2021, Warehousing Services revenue was $59.9 million.

DEBT
As of June 30, 2021, Grupo TMM’s net debt was $88.3 million, and our cash position was $114.2 million. Additionally, the cost of debt decreased 37.9 perent.
Total Debt*
– Millions of Mexican Pesos –
	As of 6/30/21	As of 12/31/20
Short-Term Debt	$135.7	$129.1
Long-Term Debt	66.8	53.6
Total Debt	$202.5	$182.7
Cash	114.2	143.0
Net Debt	$88.3	$39.7

Short-Term Leases	$62.9	$58.2
Long-Term Leases	266.8	297.3
Leases IFRS 16	$329.7	$355.5

Stockholders’ Equity	$2,121.2	$2,247.4
Book value per share	$20.8	$22.0
*Book Value

Headquartered in Mexico City, Grupo TMM is a Mexican Maritime-management transportation and logistics Company.  Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of Maritime services port management and logistics.  For more information on Grupo TMM, please visit the company’s web site at www.grupotmm.com.  The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	June 30,	December 31,
	2021	2020

Current assets:
Cash and cash equivalents
Cash in cash and banks	28.0	50.1
Cash and temporary investments	45.2	53.1
Restricted cash	41.0	39.7
Total cash and cash equivalents	114.2	143.0
Accounts receivable
Accounts receivable – Net	255.0	228.6
Other accounts receivable	63.4	60.8
Taxes to be recovered	244.1	203.5
Prepaid expenses and others current assets	86.4	86.3
Total current assets	763.1	722.2
Taxes to be recovered long term	238.0	238.0
Property, machinery and equipment	2,754.2	2,894.8
Cumulative Depreciation	(315.6)	(366.1)
Property, machinery and equipment – Net	2,438.6	2,528.7
Rights of use	315.8	354.2
Other assets	204.0	187.5
Total assets	3,959.5	4,030.5

Current liabilities:
Bank loans and current maturities of long-term liabilities	135.7	129.1
Leases short-term	62.9	58.2
Suppliers	327.5	229.0
Other accounts payable and accrued expenses	520.5	526.6
Total current liabilities	1,046.8	942.9
Long-term liabilities:
Bank loans	66.8	53.6
Leases long-term	266.8	297.3
Deferred taxes	287.1	312.3
Other long-term liabilities	170.8	177.0
Total long-term liabilities	791.5	840.3
Total liabilities	1,838.2	1,783.1
Total stockholders´ equity	2,121.2	2,247.4
Total liabilities and stockholders´ equity	3,959.5	4,030.5
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020

Maritime	206.9	176.7	382.9	382.3
Ports and Terminals	63.0	63.7	126.2	176.4
Warehousing Services	30.8	36.0	59.9	76.6
Revenue from freight and services	300.7	276.4	569.0	635.3
Maritime	(186.1)	(150.9)	(354.4)	(337.4)
Ports and Terminals	(56.0)	(66.7)	(116.3)	(150.4)
Warehousing Services	(23.3)	(28.7)	(45.0)	(59.5)
Cost of freight and services	(265.4)	(246.3)	(515.7)	(547.3)
Maritime	(4.0)	(10.0)	(8.8)	(22.3)
Ports and Terminals	(9.3)	(9.0)	(18.9)	(19.4)
Warehousing Services	(12.1)	(10.3)	(24.7)	(20.7)
Depreciation and amortization	(25.4)	(29.2)	(52.4)	(62.3)
Maritime	16.8	15.8	19.7	22.6
Ports and Terminals	(2.2)	(11.9)	(9.0)	6.5
Warehousing Services	(4.7)	(3.0)	(9.9)	(3.5)
Results by business	10.0	0.9	0.8	25.6
Corporate expenses	(31.4)	(8.8)	(71.7)	(51.0)
Corporate depreciation and amortization	(1.1)	(1.8)	(2.2)	(12.0)
Non-recurring (expenses) income	(9.4)	(17.5)	(58.6)	25.8
Operating (loss) gain	(31.9)	(27.2)	(131.8)	(11.6)
Financial (expenses) income - Net	(5.6)	(7.7)	(10.5)	(16.9)
Leases financial expenses	(10.5)	(4.5)	(20.6)	(19.3)
Exchange gain (loss) - Net	7.2	(7.9)	15.5	(50.4)
Net financial cost	(8.9)	(20.0)	(15.7)	(86.6)
(loss) gain before taxes	(40.8)	(47.3)	(147.5)	(98.2)
Provision for taxes	(2.8)	-	21.3	64.0
Net (loss) gain for the period	(43.6)	(47.3)	(126.2)	(34.3)
Attributable to: Minority interest	(2.6)	(2.9)	(6.3)	(3.6)
Equity holders of GTMM, S.A.B.	(41.0)	(44.4)	(119.9)	(30.7)

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	(0.4)	(0.4)	(1.2)	(0.3)

Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	(0.4)	(0.4)	(1.2)	(0.3)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020

Cash flow from operation activities:
Net (loss) gain for the period	(43.6)	(47.3)	(126.2)	(34.3)
Charges (credits) to income not affecting resources:
Depreciation & amortization	26.5	31.6	54.7	75.0
Deferred taxes	(0.2)	(3.7)	(25.2)	(80.0)
Other non-cash items	18.8	(32.2)	77.7	(1.2)
Total non-cash items	45.1	(4.2)	107.2	(6.2)
Changes in assets & liabilities	36.4	(32.9)	(47.8)	(86.9)
Total adjustments	81.4	(37.2)	59.4	(93.1)
Net cash provided by (used in) operating activities	37.9	(84.4)	(66.8)	(127.4)

Cash flow from investing activities:
Proceeds from sales of assets	-	-	83.5	0.3
Payments for purchases of assets	(9.2)	(7.2)	(12.2)	(9.6)
Net cash (used in) provided by investment activities	(9.2)	(7.2)	71.3	(9.3)

Cash flow provided by financing activities:
Short-term borrowings (net)	(3.1)	(6.9)	(10.2)	(35.0)
Repayment of leases	(18.5)	(18.4)	(44.7)	(52.0)
Proceeds from (repayment of) long-term debt	(1.9)	(10.4)	22.8	(25.8)
Net cash used in financing activities	(23.5)	(35.7)	(32.1)	(112.8)
Exchange effect on cash	(6.4)	(15.5)	(1.2)	60.9
Net decrease in cash	(1.3)	(142.8)	(28.8)	(188.5)
Cash at beginning of period	115.5	467.0	143.0	512.8
Cash at end of period	114.2	324.3	114.2	324.3
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.